TENAX THERAPEUTICS, INC.

101 Glen Lennox Drive, Suite 300

Chapel Hill, North Carolina 27517

March 31, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill

Re:	Tenax Therapeutics, Inc.

Registration Statement on Form S-3

Filed March 24, 2026

File No. 333-294561

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tenax Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the registration statement on Form S-3 (File No. 333-294561) (the “Registration Statement”), of the Registrant, relating to the registration of certain of the Registrant’s securities, so that it may become effective on Wednesday, April 1, 2026 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes Lorna A. Knick of Wyrick Robbins Yates & Ponton LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Lorna Knick at (919) 865-2823. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to our counsel via e-mail at lknick@wyrick.com.

Sincerely,

TENAX THERAPEUTICS, INC.

By:	/s/ Christopher T. Giordano
Christopher T. Giordano
President and Chief Executive Officer